UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Kunihito Takaichi
	Name:	Kunihito Takaichi
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date: May 13, 2026

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding the Acquisition of SMFG Shares

for the Share-Based Compensation Plan for Employees

Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President and Group CEO: Toru Nakashima) resolved at the meeting of the Board of Directors held on December 22, 2025, to add SMBC Consumer Finance Co., Ltd. as a subsidiary eligible for the share-based compensation plan for employees (the “Plan”) of Sumitomo Mitsui Banking Corporation, SMBC Nikko Securities Inc., Sumitomo Mitsui Card Co., Ltd., and the Japan Research Institute, Ltd. (The trust for the Plan will hereinafter be referred to as the “ESOP Trust”.) According to the resolution of the SMFG Board of Directors passed on May 13, 2026, SMFG hereby announces the details of the acquisition of SMFG shares by the ESOP Trustee for the Plan.

1.	Overview of the ESOP Trust

(1)	Name	Stock grant trust for employees

(2)	Trustor	Sumitomo Mitsui Financial Group, Inc.

(3)	Trustee	Sumitomo Mitsui Trust Bank, Ltd (Co-Trustee: Custody Bank of Japan, Ltd)

(4)	Beneficiary	Employees who meet requirements as beneficiaries

(5)	Trust administrator	Third party that is independent of SMFG and its officers

(6)	Voting rights	The trustee shall excise the voting during the trust period based on the trust administrator’s instructions.

(7)	Trust type	Money trust other than a specified cash trust for separate investment

(8)	Date of Trust Contract	May 23, 2024

(9)	Date to Entrust Cash additionally	May 21, 2026

(10)	Date to End Trust	The end of May 2029 (planned)

2.	Acquisition of SMFG shares by the ESOP Trustee

(1)	Type of shares	Common shares

(2)	Total cost for the acquisition of the shares	JPY6,564,000,000 (Maximum)

(3)	Number of shares	1,094,000 (Maximum)

(4)	Mean of the share acquisition	Acquisition from the stock market

(5)	Timing of the share acquisition	May 21, 2026 ~ May 29, 2026

End of Document

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